UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of	April	2024
Commission File Number	001-41722

METALS ACQUISITION LIMITED

(Translation of registrant's name into English)

3rd Floor, 44 Esplanade, St. St. Helier, Jersey, JE49WG Tel: +(817) 698-9901
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒              Form 40-F  ☐

EXPLANATORY NOTE

Behre Dolbear Australia Pty Ltd, in consultation with Cube Consulting Pty Ltd and Jan Coetzee, has completed a technical report summary (the “TRS”), in accordance with Subpart 1300 of Regulation S-K promulgated by the U.S. Securities and Exchange Commission, for the Cornish, Scottish and Australian mine in Cobar, New South Wales, Australia. The TRS has an effective date of April 22, 2024. A copy of the TRS is attached as Exhibit 96.1 hereto.

The information in this Form 6-K, including Exhibit 96.1 attached hereto, is furnished and shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference into any of the Company's filings under the Securities Act of 1933, as amended, or the Exchange Act.

EXHIBIT INDEX

Exhibit	Description of Exhibit

96.1	Technical Report Summary - CSA Copper Mine - New South Wales - Australia, effective as of April 22, 2024, by Behre Dolbear Australia Minerals Industry Consultants and other qualified persons.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALS ACQUISITION LIMITED
(Registrant)

Date:	April 26, 2024	By:	/s/ Michael James McMullen
			Name:	Michael James McMullen
			Title:	Chief Executive Officer